# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Garrett Motion Inc., CIK 0001735707
CUSIP: 366505105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: La Piece 16, Rolle, Switzerland (V8), 1180
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0001474241
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Value Opportunities Fund Holdings, L.P. (CIK 0001474241): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,678,904; sole dispositive power 0; shared dispositive power 7,678,904; aggregate amount beneficially owned 7,678,904 (3.8% of the class)
  Comment: The percent of class is calculated based upon 202,619,947 shares of Common Stock (as defined below) outstanding as of April 25, 2025, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 1, 2025.
- OCM Opps GTM Holdings, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 25,873,256; sole dispositive power 0; shared dispositive power 25,873,256; aggregate amount beneficially owned 25,873,256 (12.8% of the class)
  Comment: The percent of class is calculated based upon 202,619,947 shares of Common Stock outstanding as of April 25, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on May 1, 2025.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,615,776; sole dispositive power 0; shared dispositive power 8,615,776; aggregate amount beneficially owned 8,615,776 (4.3% of the class)
  Comment: The percent of class is calculated based upon 202,619,947 shares of Common Stock outstanding as of April 25, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on May 1, 2025.
- Brookfield Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BAM Partners Trust: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Phoenix Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 936,872; sole dispositive power 0; shared dispositive power 936,872; aggregate amount beneficially owned 936,872 (0.5% of the class)
  Comment: The percent of class is calculated based upon 202,619,947 shares of Common Stock outstanding as of April 25, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on May 1, 2025.
- Oaktree Opportunities Fund Xb Holdings (Delaware) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,405,784; sole dispositive power 0; shared dispositive power 2,405,784; aggregate amount beneficially owned 2,405,784 (1.2% of the class)
  Comment: The percent of class is calculated based upon 202,619,947 shares of Common Stock outstanding as of April 25, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on May 1, 2025.
- Brookfield Asset Management ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 36,894,816; sole dispositive power 0; shared dispositive power 36,894,816; aggregate amount beneficially owned 36,894,816 (18.2% of the class)
  Comment: The percent of class is calculated based upon 202,619,947 shares of Common Stock outstanding as of April 25, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on May 1, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Garrett Motion Inc.
Address of issuer's principal executive offices: La Piece 16, Rolle, Switzerland (V8), 1180
Comment: This Amendment No. 7 ("Amendment No. 7") amends the Schedule 13D filed on May 14, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 on April 17, 2023 ("the Amendment No. 1"), Amendment No. 2 on June 9, 2023 (the Amendment No. 2), Amendment No. 3 on June 14, 2023 (the "Amendment No. 3"), Amendment No. 4, on October 27, 2023 (the Amendment No. 4), Amendment No. 5 on April 29, 2024 (the "Amendment No. 5"), Amendment No. 6 on October 28, 2024 (the "Amendment No. 6" and as further amended by this Amendment No. 7, the "Schedule 13D"). The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"). Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D, remain unchanged, provided that if any Item amended herein is incorporated by reference into any other Item in the Schedule 13D as previously amended, such incorporation by reference is also amended hereby. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 7 is incorporated by reference into this Item 5(a).

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 36,894,816 shares of Common Stock, representing approximately 18.2% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 202,619,947 shares of Common Stock outstanding as of April 25, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on May 1, 2025. This Amendment No. 7 is being filed to reflect changes to the percentages previously reported solely as a result of the change in the outstanding shares of Common Stock reported by the Issuer in its Form 10-Q.

Oaktree Value Opportunities Fund Holdings, L.P. directly holds 7,678,904 shares of Common Stock and has the sole power to vote and dispose of such shares;

OCM Opps GTM Holdings, LLC directly holds 25,873,256 shares of Common Stock and has the sole power to vote and dispose of such shares of Common Stock;

Oaktree Phoenix Investment Fund LP directly holds 936,872 shares of Common Stock and has the sole power to vote and dispose of such shares;

Oaktree Opportunities Fund Xb Holdings (Delaware) LP directly holds 2,405,784 shares of Common Stock and has the sole power to vote and dispose of such shares;

Oaktree Capital Holdings, LLC, in its capacity as the indirect manager of the OCH Entities and the BOH Entities, may be deemed to beneficially own the aggregate 36,894,816 shares of Common Stock held directly by the BOH Entities and the OCH Entities;

Oaktree Capital Group Holdings GP, LLC, in its capacity as the indirect owner of Oaktree Capital Holdings, LLC may be deemed to beneficially own the aggregate 36,894,816 shares of Common Stock held directly by the BOH Entities and the OCH Entities;

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have shared voting and dispositive power or the shared power to direct the vote and disposition of the shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than each Direct Holder with respect to securities reported as directly held by such Direct Holder.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in row (7) through (10) of the cover pages of this Amendment No. 7 is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
On May 28, 2025, the Direct Holders sold an aggregate of 188,000 shares of Common Stock at prices ranging from $11.09 to $11.14 for a volume weighted average price of $11.0939 per share. Such transactions were effected as market transactions.

On May 29, 2025, the Direct Holders sold an aggregate of 7,000,000 shares of Common Stock in a block trade for $10.30 per share.

Except for such market transactions and block sale, the Reporting Persons have not effected any transactions in the Common Stock within the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

The Brookfield Reporting Persons, which previously reported together with the Oaktree Reporting Persons, have been determined to no longer act together with the Oaktree Reporting Persons, and therefore have ceased to be the beneficial owners of more than five percent of the securities covered by this Amendment No. 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A Joint Filing Agreement, dated as of April 29, 2024, incorporated by reference to Amendment No. 7.
Exhibit B Signature Page, dated May 23, 2025.

## Signatures
- Oaktree Value Opportunities Fund Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director, See Exhibit B (05/30/2025)
- OCM Opps GTM Holdings, LLC: /s/ Henry Orren, Henry Orren / Authorized Signatory, See Exhibit B (05/30/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/30/2025)
- Brookfield Corporation: /s/ Swati Mandava, Swati Mandava / Managing Director, Legal & Regulatory (05/30/2025)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash / Secretary, See Exhibit B (05/30/2025)
- Oaktree Phoenix Investment Fund, L.P.: /s/ Henry Orren, Henry Orren / Managing Director, See Exhibit B (05/30/2025)
- Oaktree Opportunities Fund Xb Holdings (Delaware) LP: /s/ Henry Orren, Henry Orren / Authorized Signatory, See Exhibit B (05/30/2025)
- Brookfield Asset Management ULC: /s/ Kathy Sarpash, Kathy Sarpash / Managing Director, Legal & Regulatory (05/30/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/30/2025)